UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Other Information:

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and has its American Depositary Shares (“ADSs”) listed on the NYSE American LLC stock exchange market. Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we published an announcement (the “Announcement”) regarding the exercise of conversion rights by holders under convertible notes held by such holders and a next-day-disclosure return regarding such conversion. We are furnishing such Announcement and return as Exhibits 99.1 and 99.2 of this Form 6-K, respectively, each of which is incorporated herein by reference. The furnishing of the Announcement and the next-day-disclosure return in this Report should not be interpreted that the Company deems the aggregate number of shares issued by the Company upon the conversion of the convertible notes is material.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

	By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: December 30, 2022

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement by the Company Published in Hong Kong dated December 30, 2022
99.2	Next-day-disclosure return by the Company submitted on December 30, 2022 in accordance with the Hong Kong Stock Exchange Listing Rules

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